INVEST IN UNLO

# unlo | Any vehicle. Anywhere. One Subscription.


Choose a Vehicle

unlomc.com Seattle WA

Entertainment | Technology | Software | Lifestyle | Community

LEAD INVESTOR



Todd Ostrander

I have believed in this business model for over a decade and believe it is the future of shared services for a significant market. Over 15 years ago, a colleague and I developed a similar business model but didn't have a funding source to carry it off. Cameron has addressed most of the issues we evaluated back then and I believe he has the ability to execute. I look forward to the days of being able to choose my vehicle for the occasion without having to tie up all my capital to purchase it.

Invested $1,000 this round

Learn about Lead Investors

OVERVIEW | UPDATES 4 | WHAT PEOPLE SAY 15 | ASK A QUESTION 7

## Highlights

1. $15,000+ revenue and 7,000+ unique website visitors from 43 countries.
2. $100,000+ in monthly recurring revenue potential from "buy now" clicks
3. Founded by former racing driver, serial entrepreneur, and legacy car-share employee.
4. All investors invited to founder's room social channels to socialize and keep up-to-date with unlo.
5. Goal: distill the best of the current auto industry, and combine into a single next-gen service.
6. $200,000+ committed personally by founder
7. By 2023 75% of direct-to-consumer businesses will offer subscription.
8. SAFE holders receive discounts on membership!

## Our Founder



**Cameron Robinson** Founder

Former racing driver, performance driving coach, legacy car-share employee, subject matter expert for global racing game series, serial entrepreneur and lifetime car-enthusiast.

Travel is enriching and empowering. Yet, many are limited in their ability to travel because of inefficient, conventional ownership models. Our goal is to break down barriers to equitable access to all modes of transportation for all people.

## The best of the automotive industry. One app. One subscription.


The future of mobility is on-demand, all-inclusive, and affordable for all.

significant market. Over 15 years ago, a colleague and I developed a similar business model but didn't have a funding source to carry it off. Cameron has addressed most of the issues we evaluated back then and I believe he has the ability to execute. I look forward to the days of being able to choose my vehicle for the occasion without having to tie up all my capital to purchase it.

Invested $1,000 this round

Learn about Lead Investors


Our mission is to accelerate the advent of all-inclusive mobility
subscription services.

### People will soon travel by land, sea, and air, on-demand, from a single app, for less than the average car payment.

The successful automotive brands of the future will not endeavor to sell a car, a boat, or a plane ticket. Instead, they'll create a holistic subscription service, delivering access to the products and services their clients want and need, when they want and need them, for less than they were paying before. Like Netflix did with movies, and Apple with music.

### See below campaign for giveaway details!


The average cost to own and maintain a car is over $700 per month.
Yet, cars are on average parked 95% of the time.
Car ownership is wasteful and ties up a lot of cash that could be saved or spent more effectively.

### Existing businesses are siloed, expensive, and don't come close to leveraging the full potential of the shared economy.


There's car-share, boat-share, rentals, and more. But no one's moving the industry forward.

### Meet unlo...


Any vehicle. Anywhere. One-subscription.
unlo takes the best of the automotive industry and wraps it all into a single subscription.
Membership unlocks the vehicles you want and need, when you want and need, where you want and need.
Choose a Vehicle

### In Summer 2020

unlo launched with a Porsche Cayman S, and Yamaha 195S powerboat. We hung the car keys from the door handle in a lock box. The epitome of MVP...

We shot and edited Instagram ads with our iPhones, and from those, were fortunate to meet our first few amazing members. Shortly after, we added a BMW M4 and two ATVs. This covered all seasons and all-terrain, all in one subscription.


What our members say:
Can't wait to see what the future holds
This is definitely one of the highlights of the summer. Thank you for making this!!
Thanks so much, already excited for our next reservation!


A dream come true to drive these cars
Helluva day out there man - appreciate all that you do! Thanks for making things so easy and convenient.

## We're just getting started

Our mission resonates. We've welcomed over 7,000 unique visitors from 43 countries to our site -- in just a few months, and with almost no marketing budget. We already have over $100,000 in untapped monthly recurring revenue potential from website traffic alone.

> ***Make sure to follow this campaign to receive updates in your mailbox!***


Traction
In initial test city:
8 members and clients.
30+ members in pipeline.
$10,000+ revenue.
$100,000+ potential MRR from website traffic.
7,000+ unique website visitors from 43 countries.
$200,000+ committed by founder.
Our members crave access over ownership

## Where we're headed

Summers will always be great for welcoming new members. People want to get outdoors, and we bring the fun. However, we're focused on creating long-term, year-round relationships with each of our members. Our acquisition strategy reflects that. Our goal is to acquire members where they live and work, and we're pursuing partners who can help us achieve that.

Namely, multifamily residential. We'll develop a symbiotic relationship with national property managers and developers.

- We provide a life-enriching amenity for residents.
- An opportunity to lease apartments even when garages are full (an issue in dense, growing, urban communities).
- Save big on construction costs, and make developments future-proof by minimizing the size of parking garages.
- Benefit from the growing number of incentives cities offer for on-site, shared mobility services.


Business model
unlo is a subscription-based business model. An adjustable ratio of vehicles to members ensures member access, and profit.
To launch, we're using an aggressive model of 1 vehicle to 3 members to ensure availability.
$1,800/vehicle/mo. Vehicle cost: $1,350/mo. Margin = $450/mo.


Initial target market:
North America luxury car sales: $6b+
Initial target will be the North American Luxury car market.
Focus on providing on-site car-share to urban upscale multifamily properties
16m residents: 1% = $1B+ annual revenue
Pilot:
Seattle/Eastside, Washington
"They see it. They like it. They want it. They rent it…Owning nothing is now a luxury, thanks to a number of subscription startups" - New York Times.
"Millennials have been reluctant to buy items such as cars, music and luxury goods. Instead, they're turning to a new set of services that provide access to products without the burdens of ownership." - The Atlantic & Goldman Sachs

## Rinse & Repeat

Once we have our formula, it's rinse and repeat.




Projected monthly recurring revenue
Revenue
Net Income
3500000
3000000
2500000
2000000
1500000
1000000
500000
0
-500000
49 Members
12 Months
258 Members
24 Months
1048 Members
36 Months
2810 Members
48 Months
5973 Members
60 Months
As we acquire usage data, asset optimization will maximize net income.
Future financing rounds would accelerate growth.
Average cost/vehicle/member = $450 per month.
(These are forward looking projections that cannot be guaranteed)

## Never miss a beat

Whether you're in Seattle or Sicily, every investor will be invited to our community slack channels so you can check-in on the day-to-day, whenever you like. You'll also be invited to the unlo *founder's room* channels to socialize and network with like-minded founding investors.

## Invest now!

Join us on this wonderful mission, and we'll have a lot of fun building the future together. unlo is all about equity and living a life rich with extraordinary and empowering experiences. Equity crowdfunding empowers our customers to take control of the future of mobility and capture benefit from it.

It's not a question of whether or not this is the future... The question is: can unlo play a significant role?

Join us, and we'll decide the future of global mobility, for ourselves.